SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: November 14, 2006

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG-DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as

ROSTELECOM

(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA ST.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

Registrant’s telephone number, international: +7 499 973 9940

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On November 14, 2006, OJSC Rostelecom (the “Company”) filed Affiliated Persons Report for the fiscal quarter ended September 30, 2006 (the “Affiliated Persons Report”) with the Russian Federal Service for the Financial Markets (“FSFM”) as required by the securities legislation of the Russian Federation. A copy of the Affiliated Persons Report is attached hereto as Exhibit 99.

The requirements for the contents of the Affiliated Persons Report and criteria for the information to be disclosed in the Affiliated Persons Report are set by the laws and regulations of the Russian Federation. Such requirements and criteria for the information disclosure may, therefore, materially differ from the reporting and disclosure requirements under the U.S. securities laws to which the Company is subject, including the reporting and disclosure requirements applicable to the Annual Report on Form 20-F.

Terms used in the Affiliated Persons Report have the meaning given to them by the laws and regulations of the Russian Federation, which meaning may be different from the meaning given to the same terms by the U.S. securities laws and reporting and disclosure requirements including the reporting and disclosure requirements, applicable to the Annual Report on Form 20-F.

For any questions concerning the Affiliated Persons Report, contact Olga V. Mokhoreva, Corporate Secretary of OJSC Rostelecom, by phone at +7 (499)973-9940, by facsimile at +7 (495)787-2850 or by e-mail at mokhoreva@rt.ru.

EXHIBIT INDEX

The following exhibit has been disclosed as a part of this Form 6-K:

Exhibit Number	Description

99.	English translation of the Affiliated Persons Report filed with FSFM on November 14, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2006	By:	/signed/	Dmitry Ye. Yerokhin
Name:	Dmitry Ye. Yerokhin
Title:	General Director